Atna Commences Drilling at Beowawe, Nevada

Vancouver, B.C. (March 19, 2007). Atna Resources Ltd. (ATN:TSX) is pleased to announce the commencement of a 6,000 foot drill program at its 100% owned Beowawe project, Eureka and Lander Counties, Nevada. The drill program will include 4 to 6 holes testing the deeper potential (1000 to 1500 feet) of the epithermal volcanic-hosted gold system initially tested near surface by Atna in 2004 (Press releases December 1, 2004 and January 31, 2005). The property was previously optioned by Apolo Gold and Energy

Drilling will follow-up on
•	Anomalous gold and trace element anomalies found in previous drilling,
•	Down-dip extensions of exposed gold bearing quartz-chalcedony veins, and
•	The large IP/Resistivity anomaly in the alluvial covered pediment to the north of the exposed vein system.

Beowawe is located in the Northern Nevada Rift volcanics in northeastern Nevada which is host to several major bonanza grade gold systems. Newmont’s Mule Canyon Mine is located 4 miles to the west of Atna’s land position and Klondex Mines is active on its key project, Fire Creek, located approximately 5 miles to the south of Beowawe. Other projects in the area include Newmont’s Ken Snyder Mine (Midas) and Great Basin Gold’s Hollister development project.

Reverse circulation rotary drilling methods will be used and a rigorous quality assurance and quality control program including certified standards and blanks, and duplicate samples will be undertaken. All mineralized samples will be check assayed by a second laboratory. Sample preparation and analysis of the drill samples will be completed by Inspectorate America Corporation, an ISO certified laboratory, at its facility in Reno, Nevada.

This press release was prepared under the supervision and review of William Stanley, V.P. Exploration of Atna, a Licensed Geologist, and Qualified Person with the ability and authority to verify the authenticity and validity of information contained within this news release.

For further information and the forward looking statement, please visit our website, www.atna.com, or contact:

ATNA RESOURCES LTD., Kendra Johnston, Investor Relations Manager & Geologist;
Tel: (604) 684-2285, E-mail: kjohnston@atna.com